AMENDED SCHEDULE A

dated May 1, 2019

to the

INVESTMENT ADVISORY AGREEMENT

dated May 18, 2018, between

THE ADVISORS’ INNER CIRCLE FUND III

and

PENN MUTUAL ASSET MANAGEMENT, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the Fund in accordance with the following fee schedule:

Fund	Rate
Penn Mutual AM Strategic Income Fund	0.45%

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III		PENN MUTUAL ASSET MANAGEMENT, LLC

By:	/s/ Michael Beattie	By:	/s/ Keith Huckerby
Name:	Michael Beattie	Name:	Keith Huckerby
Title:	President	Title:	President & Chief Marketing Officer